Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Closes Deal to Acquire Majority Shares in Dehring Bunting &
    Golding

    TORONTO, ON, KINGSTON, Jamaica, PORT OF SPAIN, Trinidad, Dec. 14 /CNW/ -
Scotiabank today announced it has acquired 68 per cent of shares in Dehring
Bunting & Golding Ltd. (DB&G) to complete the Bank's takeover bid. Payments for tendered shares were issued yesterday.
    "Scotiabank has deep roots and a long history in the Caribbean and
Central America and we are proud to grow our operations in this region, where we have been embraced as the leading bank," said Rob Pitfield, Executive
Vice-President International Banking. "This region is an integral part of
Scotiabank's international strategy and we have built a strong franchise by delivering superior service and by providing financial stability."
    DB&G is the fourth largest securities dealer in the Jamaican financial market in terms of assets, profits and market capitalization. It is also the largest equity broker in the country. The group reported total assets of J$31 billion (Cdn$530 million) for the financial year ending March 31, 2006 and funds under management of J$33 billion (Cdn$ 560 million) as at June 30, 2006.
    "All of us at Scotiabank Jamaica welcome DB&G's customers and employees into the Scotiabank family," said William E. Clarke, President and CEO of
Scotiabank Jamaica. "We are deeply committed to providing employees with a great place to work and to delivering the highest level of expertise and service to our customers. Scotiabank is known throughout the region for our stability, our strong customer focus and, in particular, our dedication to the communities we serve."
    DB&G has eight offices in Jamaica and an office in Trinidad, offering a full range of investment products and services. The firm's capital market assignments reach across several sectors of the Jamaican economy, including multi-faceted stock and bond issues, privatization and financial advisory services, mergers and acquisitions, as well as syndicated loans.
    "This transaction provides the opportunity to combine a talented pool of professionals, deep industry expertise and a successful business model with the existing Scotiabank organization," said Peter Bunting, former DB&G
Chairman and now Chief Executive Officer of the new Scotiabank subsidiary.
"Continuity of management at DB&G will provide a solid foundation for a smooth transition and we are absolutely confident that the Scotiabank's acquisition of DB&G will ultimately benefit both customers and employees."
    Going forward, DB&G will operate as a separate subsidiary of Scotiabank.
There are no plans to combine branch networks and there is no intention to change the name of the company in the short term.
    The cash bid for DB&G shares opened on October 23, 2006, priced at
J 21.08 (Cdn$0.36 and TT$2.00), representing an eight per cent premium on market prices as at October 13, 2006. DB&G will continue to be a listed company on the Jamaican and Trinidadian Stock Exchanges, led by its current team of executives.
    The bid was approved by the Scotiabank and Scotiabank Jamaica boards of directors.

    Scotiabank employs 10,280 people across Central America and the
Caribbean, serving more than two million customers. About 99 per cent of employees are hired locally. The Bank has 348 branches and operates 777 automated banking machines (ABMs) throughout the region.
    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With close to 57,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $379 billion in assets (as at October 31, 2006), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Joylene Griffiths Irving, Director, Public
Corporate and Government Affairs, Scotiabank Jamaica, (876) 932-0565; Mohan
Ramjit, Scotiabank Trinidad and Tobago, (868) 625-3566; Frank Switzer,
Director of Public Affairs, Scotiabank, Toronto, (416) 866-7238/
    (BNS. BNS)

CO:  Scotiabank

CNW 10:00e 14-DEC-06